FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2

Date of Material Change

March 25, 2009

Item 3

News Release

The press release attached as Schedule A was released over Canada NewsWire on March 25, 2009.

Item 4

Summary of Material Change

Gammon Gold Reports Record Fourth Quarter and Annual Earnings and the Successful Commissioning of the Phase II Mill Expansion at Ocampo

Item 5

Full Description of Material Change

Gammon Gold Inc. (“Gammon Gold”) (TSX:GAM and NYSE:GRS) is pleased to announce that it has released the audited financial statements for the year ended December 31, 2008.

Q4 2008 Financial and Operational Highlights
	Q4 2008	Q4 2007	% Change
Revenues	$48.3 million	$39.7 million	22%
Net Earnings (Loss)	$21.8 million	($20.7 million)	205%
Earnings per Share (Loss)	$0.18	($0.19)	195%
Operating Cash Flow	$10.0 million	$2.7 million	270%
Gold Production	43,768	27,571	59%
Silver Production	1,649,893	1,140,797	45%
Gold Equivalent Production*	64,889	48,184	35%
Total Cash Costs**	$384	$676	(43%)
Gold-to-Silver Ratio	79:1	56:1

*	Gold-to-Silver production and total cash costs were negatively impacted by an unfavourable gold- to-silver ratio of 79:1 as compared to the 200-month average of 57:1

2008 Year End Financial and Operational Highlights
	2008	2007	% Change
Revenues	$212.5 million	$152.1 million	40%
Net Earnings (Loss)	$30.2 million	($101.3 million)	130%
Earnings per Share (Loss)	$0.25	($0.90)	128%
Operating Cash Flow	$55.9 million	($34.2 million)	263%
Gold Production	154,428	121,387	27%
Silver Production	5,778,874	5,035,704	15%
Gold Equivalent Production*	251,510	218,734	15%
Total Cash Costs**	$525	$670	(22%)
Gold-to-Silver Ratio	59:1	52:1

*	Gold-to-Silver production and total cash costs were negatively impacted by an unfavourable gold-to- silver ratio reported in the last half of 2008.

**

Total cash costs per ounce is a non-GAAP financial measure used throughout the document and is intended to provide additional information. This item does not have a standardized meaning under GAAP and should not be considered in isolation or as a substitute for other GAAP measure of financial performance.

“I consider these results an excellent report card on the new executive and management teams, only one year into our turnaround and expansionary program. During 2008, we were able to fully fund our operations, exploration programs, capital expansion projects and corporate G&A through our significantly improved cash flow profile and therefore not dilute our shareholders by issuing equity to support our operations. In fact, as of March 20, 2009, Gammon’s cash position of approximately $19.6 million speaks well of our cash management strategy” stated René Marion, CEO of Gammon Gold Inc. He continued “On the back of the commissioning of the Ocampo, Phase II mill expansion and our ever increasing confidence in our operating performance and financial foundation, we have launched the first step in our corporate development strategy by announcing the pending acquisition of Capital Gold Corp., a low cost open pit and heap leach gold producer located in Sonora, Mexico.”

Q4 2008 Financial and Operational Highlights

Revenues for the fourth quarter increased by $8.6 million, or up 22%, to $48.3 million as compared to $39.7 million in the same period in 2007

Net earnings increased by $42.5 million, or up 205%, to $21.8 million, or $0.18 per share, as compared to a net loss of $20.7 million, or $0.19 per share, in the same period in 2007

Cash flow from operations increased by $7.3 million, or up 270%, to $10.0 million, as compared to $2.7 million in the same period in 2007

Gold and silver production represent the best quarterly production performance to date

Gold production increased by 59% to 43,768 ounces as compared to 27,571 ounces in the same period in 2007

Silver production increased by 45% to 1,649,893 ounces as compared to 1,140,797 ounces in the same period in 2007

Both gold equivalent production and total cash costs in the quarter were negatively impacted by an unfavourable gold-to-silver ratio of 79:1 as compared to a ratio of 56:1 reported in the same period of 2007

Gold equivalent production increased by 35% to 64,889 ounces as compared to 48,184 ounces for the same period in 2007, even when considering the unfavourable gold-to-silver ratio of 79:1. Had the ratio been 56:1, as reported in Q4 2007, gold equivalent production would have been 73,230 ounces, or up 52%

Total cash costs decreased by $292 per gold equivalent ounce, or down 43%, to $384 per gold equivalent ounce as compared to $676 per gold equivalent ounce for the same period in 2007. Total cash costs in the quarter are significantly below industry average, even when considering the unfavouable gold-to-silver ratio of 79:1. Had the ratio been 56:1, as reported in Q4 2007, total cash costs would have been $341 per gold equivalent ounce

Total cash costs were positively impacted by a $35 per gold equivalent ounce partial reversal of the mark-to-market net realizable value adjustments taken in Q3 2008 as well as a positive impacts related to the devaluation of the Mexican peso

Phase I of the mill expansion at Ocampo was commissioned in mid-November resulting in positive operational contributions to metal production and unit cost performance.

2008 Financial and Operational Highlights

In early 2008, the Company assembled a proven, senior executive management team with a successful track record in turnaround situations that brings with them over 125 years of collective experience in mining. This dynamic team was able to attract a senior mine management team, with 400 years combined experience in international mining:

  Revenues for 2008 increased by $60.4 million, or up 40%, to $212.5 million as compared to $152.1 million in 2007

  Net earnings increased by $131.5 million, or up 130%, to $30.2 million, or $0.25 per share, as compared to a net loss of $101.3 million, or $0.90 per share, in 2007. Operating cash flow increased by $90.1 million, or up 263%, to $55.9 million as compared to negative operating cash flow of $34.2 million in 2007. The strong operating cash flow performance allowed the Company to fully fund all operations, exploration programs, capital expansion projects and corporate G&A

  Gold production increased by 27% to 154,428 ounces as compared to 121,387 ounces in 2007

  Silver production increased by 15% to 5,778,874 ounces as compared to 5,035,704 ounces in 2007

  Gold equivalent production increased by 15% to 251,510 ounces as compared to 218,734 ounces in the same period in 2007 in line with guidance, even when considering the unfavourable gold- to-silver ratio of 59:1 in 2008. Had the ratio remained at 55:1, the ratio used to determine our 2008 guidance, gold equivalent production would have been 259,498 ounces, a 19% improvement

  Total cash costs decreased by $145, or down 22%, to $525 per gold equivalent ounce as compared to $670 for the same period in 2007 even when considering the unfavourable gold-to- silver ratio of 59:1 in 2008, within 1.9% of guidance. Had the ratio remained at 55:1, the ratio used to determine our 2008 guidance, total cash costs would have been $509 per gold equivalent ounce and within guidance

  The El Cubo workforce, including contractors, was reduced by 29% in 2008. The positive impact of this optimization began to be realized in Q4 2008.

  At El Cubo, we improved the mining rate of in-situ ore by 55% and reduced the reliance on the mining of lower grade rezagas

  Restructured the Company’s corporate credit facility comprising a US$30 million non-revolving term loan and a US$20 million revolving line of credit

Subsequent Events

The strategies and programs launched in 2008 have had proven results that are expected to positively impact performance throughout 2009. Additionally, the expansionary programs that will be completed in 2009 are expected to contribute significantly to our organic growth profile to such a degree, that the revised 2009 production guidance issued by the Company in January 2009, is essentially the same gold and silver production levels that the Company had anticipated for 2010.

The mill expansion at Ocampo is well advanced with the delivery and installation of the gravity circuit anticipated by April, 2009. During Q1 2009, management scheduled stoppages of the mill while various operating systems related to the Phase II expansion were tied in. Concurrently, the Company maximized the benefit of this downtime to upgrade much of the electrics in the mill.

“As a result of the strategic decision to commission the Phase II expansion in Q1, one quarter ahead of schedule, mill utilization in January and February were reduced to between 84% and 88% respectively, so that the circuit could be upgraded, including electric, additional pumps, pumping circuits and process controls to handle the increased flows.” stated Russell Tremayne, Chief Operating Officer of Gammon Gold. He continued, “With the Marcey ball mill now commissioned, mill utilization has returned to over 95%. Since commissioning, we have averaged approximately 2,800 tonnes per day through the mill and with the installation of the gravity circuit anticipated for early Q2 2009, we expect to achieve improved recoveries from the mill processing facility.”

The decision to complete the mill expansion at Ocampo in the first 6 months of 2009 corresponds with the Company’s revised open pit and underground expansion plans at Ocampo. In the open pit we are stripping new areas for production while our underground development program to increase the number of stoping areas is progressing well. Partially as a result of the Phase II commissioning activities in January and February and the temporary step-up in open pit stripping, production in Q1 2009 is expected to be lower than the previous quarter, but it is not expected to negatively impact achieving our budgeted 2009 production levels.

Engineering for Phase III of the mill expansion program was initiated in Q4 2008 with final construction and commissioning targeted in early Q3 2009. Following completion, the Phase III expansion will effectively triple mill throughput capacity over the average daily tonnages achieved in 2007.

In 2009, we will continue to improve our internal production profile through our continuous improvement programs, our enhanced exploration program and corporate development opportunities in the North American precious metals sector.

On March 13, 2009, the Company announced a pending transaction with Capital Gold Corp. in an all-share transaction subject to due diligence, definitive documentation, regulatory approvals and the satisfaction of certain other conditions. Capital Gold’s El Chanate mine is a low cost, open pit and heap leach gold operation located in Sonora, Mexico. As the Company has only recently announced the proposed transaction with Capital Gold Corp., and has not finalized a definitive agreement, it has not been able properly consider the impact of the anticipated synergies of the combined companies, such as the re-deployment of standby equipment at Ocampo to El Chanate, procurement synergies and the reduction of Capital Gold’s corporate G&A costs. Therefore, the Company will not issue updated 3-year guidance that incorporates this transaction until the Company has sufficient time to develop a strategic plan that fully quantifies the magnitude of the potential synergies that are expected to positively impact costs and production. The acquisition is anticipated to close within the next 6 months.

“The new team at Gammon has not only delivered on its 2008 objectives, we have also positioned the Company as a leader among our peers. Our organic growth profile coupled with our corporate development initiatives, firmly positions Gammon to grow in 2009 and beyond. I am particularly excited that we are taking the first step in delivering on our corporate development model through the pending acquisition of Capital Gold.” stated René Marion, CEO of Gammon Gold. He continued, “We have the assets and a team with the experience and tenacity to deliver on our 2009 objectives and we are looking forward to a year of continued growth and success.”

Reserves and Resource Update

The Company’s 2008 Reserve and Resource estimates are provided in the Company’s 2008 Annual Information Form that is posted on the Company’s website at www.gammongold.com or under the Company’s profile on www.sedar.com.

Audited Financial Statements and Management’s Discussion and Analysis

The audited financial statements and related Management’s Discussion and Analysis can be found on the Company’s website at www.gammongold.com or under the Company’s profile on www.sedar.com. The Company’s Form 40-F containing the complete audited financial statements has also been filed with the Securities and Exchange Commission at http://www.sec.gov/edgar.shtml. Upon request, the Corporation will provide a hard copy of the Company’s complete audited financial statements free of charge.

Conference Call Details:

A webcast and conference call will be held on Thursday, March 26, 2009 starting at 10:00 am Eastern Time (11:00 am Atlantic Time). Senior management will be on hand to discuss the results.

Conference Call Access:

  Toll Free: 1-800-733-7571

When the Operator answers please ask to be placed into the Gammon Gold Fourth Quarter and Year End 2008 Results Conference Call.

Live Webcast:

The event will be broadcast live on the internet via webcast. To access the webcast please follow the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2547600

Archive Call Access:

If you are unable to attend the conference call, a replay will be available until midnight, Thursday, April 2, 2009 by dialing the appropriate number below:

●	Local Toronto Participants: 1-416-640-1917	Passcode: 21297534#
●	North America Toll Free: 1-877-289-8525	Passcode: 21297534#
●	Outside North America: 1-416-640-1917	Passcode: 21297534#

Archive Webcast:

The webcast will be archived for 365 days by following the link provided below:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2547600 or via the Company’s website at www.gammongold.com.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Gold, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Gold’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, risks relates to the completion and integration of acquisitions, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Gold’s Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Gold does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

###

Item 6

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

René Marion
Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9

Date of Report

March 25, 2009